

January 24, 2011

Ezra Uzi Yemin
Chief Executive Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027

> **Re: Delek US Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 7, 2011**
> **File No. 333-171598**

Dear Mr. Yemin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling stockholders are Delek Petroleum Ltd. and Delek Hungary Holding Limited Liability Company, which appear to be entities that, together, hold a majority interest in you. We also note that the selling stockholders are offering 39,736,432 shares and that your public float is approximately 13,580,000 shares. Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling stockholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please identify on the cover page of the prospectus and under the "Selling Stockholders" section that the selling stockholders are underwriters and disclose that this offering is a primary offering. For guidance, see Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations available on our website, www.sec.gov.

Exhibit 5.1

2. Please clarify in the first paragraph that Fulbright & Jaworski L.L.P. has acted as counsel to the company.

3. Counsel may state that its consent is not to be construed as an admission that counsel is a party whose consent is required to be filed under Section 7 of the Securities Act, but it cannot make such statement with respect to the Securities Act or the rules and regulations promulgated thereunder generally. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Manuel G.R. Rivera
        Fulbright & Jaworski L.L.P.